HEADSTART HOLDINGS, INC.

PH Miro, Suite 504, Bella Vista

Panama, Republic de Panama

April 6, 2015

To:	Michael R. Clampitt, Senior Attorney
Or Jonathan E. Gottlieb
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Headstart Holdings, Inc.
Registration Statement on Form S-1
Filed February 26, 2015
File No.: 333-202301

Dear Mr. Clampitt:

Headstart Holdings, Inc., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated March 20, 2015 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on February 26, 2015.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

Prospectus cover page

1.

Revise the first paragraph to disclose there is no market for the stock.  See Item 501(b)(4) of Regulation S-K.

The following paragraph has been added to the prospectus cover page:

This is our initial public offering, and no public market currently exists for our Shares. The securities being registered in this offering may not be liquid since they are not listed on any exchange or quoted through an OTC market, and a market for these securities may not develop. The offering price may not reflect the market price of our Shares after the offering.

Emerging Growth Company Status

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant has not provided any written communication to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. If any such materials were to be used in the future in connection with the offering, the Registrant will provide copies of such materials to the Staff, supplementally.

Prospectus Summary, The Company, page 4

3.

Please provide more detail regarding your business including:

•

Whether your market area is in the United States, Panama and/or some other market(s); and

•

The types of real estate businesses you are targeting, such as, residential or commercial real estate, and whether you will buy from the brokers/agents or others.

The registration statement has been revised, accordingly.

United States Securities and Exchange Commission

Re: Headstart Holdings, Inc.

April 6, 2015

Prospectus Summary, The Offering, page 5

4.

Please disclose that the shares being offered will be subject to the Penny Stock Rules and summarize the consequences to shareholders of these.

The Registrant has added the following disclosure to page 5 of the amended registration statement:

Until the trading price of the common stock rises above $5.00 per share, if ever, trading in the common stock is subject to the penny stock rules of the Securities Exchange Act specified in rules 15g-1 through 15g-10, which it will be more difficult for investors to liquidate their investment even if and when a market develops for the common stock.  Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell the common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

5.

Please revise the first paragraph to disclose whether Mr. Yanguez has any restrictions on his ability to sell his 5 million shares.  If not, please add a risk factor.

The Registrant has added the following disclosure to page 5 of the amended registration statement:

The Company is not registering for sale any of the 5,000,000 shares of common stock held by our founder, Mr. Oriel Yanguez, which are considered “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Mr. Yanguez’s restricted shares will not be available for sale in the public market, if and when one develops, only if registered or if they qualify for an exemption from registration under Rule 144.

The Registrant respectfully directs the Commission’s attention to the Risk Factor on page 11, “All of our issued and outstanding common shares are restricted under Rule 144…” which discusses the restrictions on Mr. Yanguez’s shares.

Risk Factors, page 7

6.

Please consider adding the following risk factors:

•

The risks related to your not conducting credit reviews of clients;

•

The risk of not having any security interest and,

•

The risk of your trying to engage in legal actions in the United States to recover any funds given your operations in Panama.

The Registrant has evaluated the applicability of the potential risk factors identified by the Commission and has determined the following:

•

Credit Review of Clients:  The Registrant believes that credit reviews of potential clients are not materially indicative of the quality of each account receivable or the likelihood of collection, as he or she acts as an agent or broker of the real estate transaction upon which a commission is to be paid to the Registrant’s client.  In most respects, the Registrant’s clients have minimal influence over the conditions of closing of the real estate transaction and payment of the commission, upon which the client has factored to the Registrant.  The Registrant does not believe risk factor disclosure is required; however, the Registrant has revised the “Business of the Issuer” section, beginning on page 19 of the registration statement, to disclose this item to potential investors.

United States Securities and Exchange Commission

Re: Headstart Holdings, Inc.

April 6, 2015

•

Security Interest:  The Registrant is in the factoring business, whereby the Registrant is purchasing the accounts receivable of real estate businesses.  Because the financial asset (the accounts receivable) is sold and removed from the balance sheet of the selling real estate business, there is no risk of creating an unsecured instrument.  The Registrant does not believe risk factor disclosure is required; however, the Registrant has revised the “Business of the Issuer” section, beginning on page 18 of the registration statement, to clarify this item for potential investors.

•

Legal Actions:  The Registrant expects to form subsidiary companies in each jurisdiction in which it will have operations.  For example, Panamanian activities are planned to be conducted via a Panama corporation based and operated in Panama.  Similarly, the Registrant’s United States operations are expected to be originated and overseen by a United States corporation.  The Registrant anticipates that legal actions will be undertaken in a jurisdiction by the subsidiary entity resident in that jurisdiction and, therefore, no legal action will occur across international borders.  The Registrant does not believe risk factor disclosure is required; however, the Registrant has revised the “Business of the Issuer” section, beginning on page 18 of the registration statement, to disclose this item to potential investors.

We may experience liquidity and solvency problems…, page 7

7.

Please revise both the caption and the substance of the risk factor to reflect the fact that you are currently experiencing (not “may experience”) liquidity and solvency problems and to reflect the fact that these problems may prevent you from commencing operations.

The registration statement has been revised, accordingly.

Dilution, page 14

8.

Revise to add a public contribution comparison to the founder’s cash contribution as required by Item 506 of Regulation S-K.  In this regard, present a table showing the founders contribution and percentage ownership at both the minimum and maximum offering.

The registration statement has been revised, accordingly.

Principal Services and Principal Markets, page 18

9.

As required by Item 101(h)(4) of Regulation S-K, please disclose more detail about your business including the following:

•

The market area;

•

The types of real estate companies with which you seek to conduct business such as whether these are brokerage firms;

•

The types of transactions in which you will offer factoring such as whether they are residential and or commercial real estate; and

•

The types and amounts of any fees and penalties (to which you refer in the first paragraph on page 19).

The registration statement has been revised, accordingly.

Government Regulation, page 20

10.

Please revise the second paragraph to identify “any necessary permits and or licenses” required in Panama.  To the extent that you transaction business across international borders, please discuss any applicable regulations.

The registration statement has been revised, accordingly.

United States Securities and Exchange Commission

Re: Headstart Holdings, Inc.

April 6, 2015

Report of Independent Registered Public Accounting Firm, page F-1

11.

You disclose that you conducted your audit in accordance with auditing standards generally accepted in the United States of America.  Please tell us why the audit was not conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Please refer to 4110.5 of the SEC Division of Corporation Finance Financial Reporting Manual.

The report of independent registered public accounting firm has been revised, accordingly.

Exhibit 23.B, Consent of Independent Registered Public Accounting Firm

12.

Please revise your consent to include the correct date of the independent accountants report in the consent in your next amendment.

The consent of independent registered public accounting firm has been revised, accordingly.

In connection with the Registrant’s responding to the comments set forth in the SEC Letter, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Oriel Yanguez at tel: (800) 680-7071.  Alternatively, you may contact Fred Bauman, U.S. counsel for the Registrant, at tel: (702) 533-8372.

Sincerely,

/s/ Oriel Yanguez

Oriel Yanguez

President

Enclosures